SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     ---------------------------------------

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SONOMAWEST HOLDINGS, INC.
                        (Name of Subject Company--Issuer)

                            SonomaWest Holdings, Inc.
                         (Name of Filing Person--Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    83567109
                      (CUSIP Number of Class of Securities)

                                  Gary L. Hess
                            SonomaWest Holdings, Inc.
                             1448 Industrial Avenue
                          Sebastopol, California 95472
                                 (707) 824-2548

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                              Roger S. Mertz, Esq.
                     Allen Matkins Leck Gamble & Mallory LLP
                       333 Bush Street, Seventeenth Floor
                      San Francisco, California 94104-2806
                                 (415) 837-1515

                            CALCULATION OF FILING FEE
               --------------------------------------------------
               Transaction valuation*        Amount of filing fee
               ----------------------        --------------------
                    $3,000,000                      $600.00

   * Estimated for purposes of calculating the amount of the filing fee only.

The amount assumes the purchase of 375,000 shares of the SonomaWest Holdings, Inc.'s common stock, at $8.00 per share, in accordance with terms of the Offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934.

                             ----------------------

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:
     Form or Registration  No.:
     Filing Party:
     Date Filed:
     [ ] Check  the  box  if  the  filing   relates   solely  to   preliminary
communications  made  before  the  commencement  of a tender  offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ] third-party  tender offer  subject to Rule 14d-1.
     [X] issuer  tender  offer  subject  to  Rule  13e-4.
     [X] going-private  transaction  subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT


    This Tender Offer Statement on Schedule TO (this "Statement") relates to a tender offer by SonomaWest Holdings, Inc., a California corporation (the "Company"), to purchase up to 375,000 shares (or such lesser number of shares that are properly tendered) of its common stock (the "Shares") tendered pursuant to the tender offer at a purchase price of $8.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (A)(1) and (A)(2) (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The term "Share" means a share of the Shares. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The name of the Company is SonomaWest Holdings, Inc., which is the issuer of the common stock, no par value, subject to this Offer. The Company's principal executive offices are located at 1448 Industrial Avenue, Sebastopol, California 95472. The telephone number for the Company is (707) 824-2548. Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER - 8. Certain Information Concerning the Company," which information is incorporated herein by reference.

(b) SECURITIES. The securities which are the subject of this Offer are the common stock of the Company. As of December 31, 2000, 1,522,350 shares of the Company's common stock were issued and outstanding. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "INTRODUCTION," which information is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The Shares are traded on the NASDAQ National Market System under the symbol "SWHI." Reference is made to the information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "THE OFFER - 6. Price Range of the Shares; Dividends," which information is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

This is an issuer tender offer and the Company is the only filing person. The information set forth in the Offer to Purchase under the caption "THE OFFER - 8. Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "SPECIAL FACTORS - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "SPECIAL FACTORS - 6. Beneficial Ownership of Stock," "SPECIAL FACTORS - 4. Material Federal Income Tax Consequences," "THE OFFER - 1. Terms of the Offer," "THE OFFER - 2. Acceptance for Payment and Payment," "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares," "THE OFFER - 4. Withdrawal Rights," "THE OFFER
- 9. Conditions to the Offer," and "THE OFFER - 10. Legal Matters" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

None.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) PURPOSES. The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

(b) USE OF SECURITIES. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

(c) PLANS. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS - 1. Background and "SPECIAL FACTORS - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS - 5. Financing of the Offer" is incorporated herein by reference.

(b) and (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)and(b) The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS - 6. Beneficial Ownership of the Shares," "SPECIAL FACTORS-7. Transactions and Arrangements Concerning Shares" and "THE OFFER-6. Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under the caption "THE OFFER - 11. Fees and Expenses" is incorporated herein by reference.

(b) Not Applicable.

ITEM 10.  FINANCIAL STATEMENTS.

    The financial statements contained in the Company's Annual Report on Form 10-K filed with the Commission on September 25, 2000, and the Company's Quarterly Report on Form 10-Q filed with the Commission on November 13, 2000, are incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

(a) AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.

    (1)    None other than previously disclosed.

    (2)(3) The information set forth in the Offer to Purchase under the caption "THE OFFER - 10. Legal Matters" is incorporated herein by reference.

    (4)  Not applicable.

    (5)  None other than previously disclosed.

(b) OTHER MATERIAL INFORMATION. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (A)(1) and (A)(2) is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(A)(1) Offer to Purchase dated January 8, 2001.

(A)(2) Form of Letter of Transmittal for Common Stock.

(A)(3) Form of Notice of Guaranteed Delivery.

(A)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(A)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(A)(6) Letter to Shareholders of the Company.

(A)(7) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

(A)(8) Text of Press Release issued by the Company, dated January 8, 2001.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Because there is a reasonable likelihood that the tender offer for the Shares may cause the Shares to be held of record by fewer than 300 persons after the closing of the offer, this transaction constitutes a "going-private" transaction. As such, the following sets forth that information required by
Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

ITEM 2 OF SCHEDULE 13E-3.

(d) The information set forth in the Offer to Purchase under the caption "THE OFFER - 6. Price Range of the Shares; Dividends" is incorporated herein by reference.

(e) Not applicable.

(f) The Company has repurchased shares from certain stockholders. See "SPECIAL FACTORS - 7. Transactions and Arrangements Concerning Shares."

ITEM 4 OF SCHEDULE 13E-3.

(c) - (e) Not applicable.

(f) The information set forth in the Offer to Purchase under the caption "Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

ITEM 5 OF SCHEDULE 13E-3.

(a)-(c ) The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

         A member of the Company's Board is a member of the law firm that serves as the Company's general counsel. During fiscal 2000 and 1999, the Company incurred $196,663 and $209,697, respectively, for legal services from this firm and from another firm of which the director was a member prior to October 16, 1999.

ITEM 7 OF SCHEDULE 13E-3.

(a) PURPOSES. The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS-2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

(b) ALTERNATIVES. The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS-2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

(c) REASONS. The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS-2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

(d) EFFECTS. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS-4. Material Federal Income Tax
         Consequences" and "SPECIAL FACTORS-2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

ITEM 8 OF SCHEDULE 13E-3.

(a) and (b) The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS-2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

(c)         APPROVAL OF SECURITY HOLDERS. Not applicable.

(d)         UNAFFILIATED REPRESENTATIVE.  Not applicable.

(e) APPROVAL OF DIRECTORS. This transaction has been approved by a unanimous vote of the Company's directors.
            No directors abstained from voting.

(f)         OTHER OFFERS.  Not applicable.

ITEM 9 OF SCHEDULE 13E-3.

(a) REPORT, OPINION OR APPRAISAL. The Company has not received any report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS" is incorporated herein by reference.

(b)      PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL.
         Not applicable.

(c)      AVAILABILITY OF DOCUMENTS. Not applicable.

ITEM 10 OF SCHEDULE 13E-3.

(b) EXPENSES. The Information contained in the Offer to Purchase under the caption "THE OFFER - 11. Fees and Expenses" is incorporated herein by reference.

ITEM 12 OF SCHEDULE 13E-3.

(d) The Company, upon inquiry, believes Roger S. Mertz, a director, intends to tender 6,000 shares which are owned by a trust of which Mr. Mertz is the Trustee but has no beneficial interest. The Company also believes that certain relatives of directors intend to tender an aggregate of 34,750 shares. The officers and directors of the Company reserve the right to tender some or all of their shares pursuant to the Tender Offer.

(e)      None of the directors are making any recommendations.

ITEM 14 OF SCHEDULE 13E-3.

Directors, officers and regular employees of the Company (who will not be specifically compensated for such services), may contact stockholders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages and personal interviews regarding the Offer and may request brokers, dealers and other nominees to forward the Purchase Offer and related materials to beneficial owners of Shares.

ITEM 16 OF SCHEDULE 13E-3.

No reports were prepared.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001

                                                  SONOMAWEST HOLDINGS, INC.

                                                   /s/ Gary L. Hess
                                                  ----------------------------
                                                     By: Gary L. Hess
                                                     Title: President

                                  EXHIBIT INDEX

(A)(1) Offer to Purchase dated January 8, 2001.

(A)(2) Form of Letter of Transmittal for Common Stock.

(A)(3) Form of Notice of Guaranteed Delivery.

(A)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(A)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(A)(6) Letter to Shareholders of the Company.

(A)(7) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

(A)(8) Text of Press Release issued by the Company, dated January 8, 2001.